ROPES & GRAY LLP
PRUDENTIAL TOWER
800 BOYLSTON STREET
BOSTON, MA 02199-3600
WWW.ROPESGRAY.COM

May 2, 2018

BY EDGAR TRANSMISSION

Re:                             Ironwood Pharmaceuticals, Inc.
PREC14A preliminary proxy statement filing made on Schedule 14A
Filed on April 16, 2018 by Ironwood Pharmaceuticals, Inc.
SEC Comment Letter dated April 25, 2018
File No. 001-34620

Ladies and Gentlemen:

On behalf of Ironwood Pharmaceuticals, Inc. (the “Company”), we are providing the Company’s responses to the comments in the letter, dated April 25, 2018 (the “Comment Letter”), of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) with respect to the Company’s above-referenced preliminary proxy statement on Schedule 14A (the “Preliminary Proxy Statement”) filed on April 16, 2018. Concurrently with the submission of this letter, the Company is also filing a definitive proxy statement on Schedule 14A (the “Definitive Proxy Statement”), which reflects the revisions referenced herein.

The Staff’s comments as reflected in the Comment Letter are reproduced in italics in this letter, and the corresponding responses of the Company are shown below each comment.

General

1. Please advise us how the registrant intends to comply, or has already complied, with its obligation under Rule 14a-3(b)(1) to deliver an annual report in advance of or together with the distribution of this proxy statement for the annual meeting of shareholders.

In accordance with Rule 14a-3(b)(1), the Company intends to deliver its Annual Report on Form 10-K for the fiscal year ended December 31, 2017, together with the Definitive Proxy Statement, to the holders of its common stock as of April 6, 2018.

General Information, page 1

2. We note the disclosure on page 4 that states “If other matters not included in this proxy statement properly come before the annual meeting, the persons named on the WHITE proxy card, or otherwise designated, will have the authority to vote on those matters for you as they determine.” Similar disclosure appears on the form of proxy. Given the notice-related constraint on the use of discretionary authority by the designated proxies, please conform the expected use of such authority to the appropriate standard codified in Rule 14a-4(c)(1).

In response to the Staff’s comment, the Company has included disclosure in the Definitive Proxy Statement under the heading “GENERAL INFORMATION—Discretionary authority” and on the form of proxy to specify that the designated proxies will have discretionary authority to the extent permitted by Rule 14a-4(c)(1).

Abstentions and “broker non-votes”, page 3

3. Please refer to the following assertion that appears at page four: “If your nominee does not receive your specific instructions for these proposals, it will submit a broker non-vote if it has the discretion to vote, without instruction, on the selection of our independent auditors, as outlined below… “Advise us, with a view toward revised disclosure, of the support upon which the registrant relied to conclude that certain nominees may remain eligible to submit “broker non-votes,” and the extent to which such nominees would be considered “brokers “ within the meaning of the term as used in Item 21(b) of Schedule 14A.

In response to the Staff’s comment, the Company has included disclosure in the Definitive Proxy Statement under the headings “GENERAL INFORMATION— Abstentions and ‘broker non-votes’”, “GENERAL INFORMATION—Discretionary Authority”, “GENERAL INFORMATION—Vote Required”, “PROPOSAL NO. 2—ADVISORY VOTE ON NAMED EXECUTIVE OFFICER COMPENSATION” and “PROPOSAL NO. 3—RATIFICATION OF OUR SELECTION OF AUDITORS” to further clarify the treatment and effect of broker non-votes.

Proposal No. 1 — Election of Directors, page 24

4. We noticed that each of the director nominees has indicated his or her willingness to serve if elected. Please advise us, with a view toward revised disclosure, whether each nominee has consented to be named in the proxy statement. Refer to Rule 14a-4(d)(1) and (4).

The Company advises the Staff that each nominee has consented to be named in the proxy statement. In response to the Staff’s comment, the Company has included a statement in the Definitive Proxy Statement under the heading “PROPOSAL NO. 1—ELECTION OF DIRECTORS” indicating that each of the nominees has consented to be named in the proxy statement.

Supplemental Information Regarding Participants, Annex A

5. In light of the requirement under Item 5(b)(1)(iii) of Schedule 14A to state whether or not any of the participants — inclusive of director nominees — have been the subject of criminal convictions within the last ten years, please provide us with a written reply on behalf of each participant in response to this line item notwithstanding the fact that a negative response need not be disclosed in the proxy statement filed under cover of Schedule 14A.

Based on responses to questionnaires and representations made by participants to the Company, the Company confirms on each participant’s behalf that he or she has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) within the last ten years.

If you have any questions or comments about this letter or need any further information, please direct any communications to the undersigned at (617) 951-7921 or paul.kinsella@ropesgray.com or to my partner, Jeff Katz at (617)-951-7072 or jeffrey.katz@ropesgray.com.

Respectfully Submitted,

/s/ Paul M. Kinsella

Paul M. Kinsella, Esq.